1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 15, 2006

For the month of December 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F     V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 1/16/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on December 19, 2005: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on December 20, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.3	Announcement on December 23, 2005: Represent subsidiary Company Hung-Ting Investment Co., Ltd to announce information on acquisition of Rechi Precision Co. Ltd. securities

99.4	Announcement on December 26, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.5	Announcement on December 27, 2005: To announce related materials on acquisition of the preferred shares of Taiwan Cement Corp.

99.6	Announcement on December 28, 2005: The public statement to UMC’s shareholders

99.7	Announcement on December 29, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.8	Announcement on January 4, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.9	Announcement on January 6, 2006: To announce related materials on disposal of the common shares of Samson Holding Ltd

99.10	Announcement on January 9, 2006: December Revenue

99.11	Announcement on January 12, 2006: Change for the Company’s Independent Accountant

99.12	Announcement on January 13, 2006: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

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Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/01/13~2005/12/16

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 8; average unit price: $74,855,901 NTD; total transaction price: $598,847,205 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SEMITOOL INC.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.2

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/12/15~2005/12/20

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,040,000 shares; average unit price: $354.41 NTD; total amount: $368,586,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $356,753,109 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 55,926,272 shares; amount: 636,316,817 NTD; percentage of holdings: 6.47%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 16.62% ratio of shareholder’s equity: 20.07%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.3

Represent subsidiary Company Hung-Ting Investment Co., Ltd to announce information on acquisition of Rechi Precision Co. Ltd. securities

1.	Name of the securities: Common shares of Rechi Precision Co. Ltd.

2.	Trading date: 2005/11/14~2005/12/23

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 13,485,000 shares; average unit price: $23.84 NTD; total amount: $321,535,673 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): N/A

5.	Relationship with the underlying company of the trade: Investee of 10% Mutual shareholding

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 13,485,000 shares; amount: 321,535,673 NTD; percentage of holdings: 4.9%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 22.90% ratio of shareholder’s equity: 23.10%; the operational capital as shown in the most recent financial statement: $2,635,998 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.4

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/12/21~2005/12/26

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,100,000 shares; average unit price: $362.13 NTD; total amount: $398,342,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $385,826,442 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 54,826,272 shares; amount: 623,801,259 NTD; percentage of holdings: 6.35%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 16.61% ratio of shareholder’s equity: 20.06%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.5

To announce related materials on acquisition of the preferred shares of Taiwan Cement Corp.

1.	Name of the securities: Preferred shares of Taiwan Cement Corp.

2.	Trading date: 2005/12/27

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 44,530,000 shares; Unit price: $26.99 NTD total amount: $1,201,793,548 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): N/A

5.	Relationship with the underlying company of the trade: Investee of 10% Mutual shareholding

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 44,530,000 shares; amount: $1,201,793,548 NTD; percentage of holdings: 1.51%; status of restriction of rights: No distribution from retained earnings and capital reserve; no voting rights in the AGM

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 17.07% ratio of shareholder’s equity: 20.61%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.6

The public statement to UMC’s shareholders

1.	Date of occurrence of the event: 2005/12/28

2.	Cause of occurrence:

Due to the fact that UMC’s announcement of the restatement of UMC’s financial statements for the USA resulted in many misunderstandings, as well as inappropriate treatment by the TSE and FSC, we would like to take this opportunity to give a thorough clarification of the situation.

Since the listing of UMC’s ADR shares on the New York Stock Exchange (NYSE), UMC has been obligated to reconcile its annual financial statements from Taiwan with US generally accepted accounting principles (GAAP) for submission to the NYSE. Due to the fact that the accepted accounting principles of Taiwan and the USA are different, it is natural for significant disparities to exist between some of the numbers. These disparities and their causes must be explained to US investors although they have no bearing on Taiwan equity investors.

Since the establishment of the Sarbanes-Oxley Act in the USA in 2002, the standards for financial reporting have become very strict, and the trend is for companies to become extremely conservative in their reporting practices. In order to remain as conservative as possible, many listed companies in the USA will take advantage of commentaries provided by the SEC to improve their reporting methods. During the first 3 quarters of this year, 541 companies listed in the USA restated their financial statements and establishing more conservative reporting practices.

After receiving such comments from the SEC in the USA, and after close deliberation with our accountants, we decided to re-examine our financial statements in accordance with more conservative reporting practices, resulting in new financial figures. On December 14, we forwarded this restated information to the SEC.

At the same time that we reported this information to the SEC, we released a list of the figures that were restated (detailing the effect caused by the revaluation of goodwill, derivative products, and the cost of share bonuses) to the SEC website. We also disclosed this public information to the media in the form of a press release on Business Wire for global distribution through all major media channels. In addition, our corporate website is linked to the USA SEC website, making it possible for anyone to attain this information through UMC’s own web page.

While distributing our announcement globally, we did not consider making an independent announcement in Taiwan for many reasons. Firstly, The restatement of financials statements had no effect on the financial statements in Taiwan. Secondly, by issuing our announcement through Business Wire, the global leader in news distribution, we were effectively covering all of the

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local media outlets. Furthermore, the Taiwan TSE website is linked to the USA SEC website, as is UMC’s own website, making this information readily available to Taiwan investors. Thirdly, as stated previously, 541 companies listed in the USA have restated their financial results over the first 3 quarters of the year, and to our knowledge none of them have seen their stock valuations affected significantly. Therefore, we did not consider our announcement to be a major event that required reporting under Taiwan’s regulations.

Unfortunately, on December 14th, the company stock price did drop sharply due to inaccurate market rumors. The Taiwan TSE also asked us to release a Chinese translation of the announcement that we had previously released globally. We responded immediately, even though the news was already public information.

After closing sharply down on December 14th, the stock price has since recovered to levels above the day we announced the restatement of our financial results in the USA, demonstrating the confidence investors have in the company. This has been a detailed, accurate account of the events that led to our announcement of the restatement of the financial figures released to the U.S. SEC.

If UMC’s actions were in anyway inappropriate, the company remains open to constructive criticism and commentary. Of course, we hope that our critics and the relevant governing authorities of the stock exchange will approach the matter professionally from a global perspective.

However, we strongly question the appropriateness of insulting local media reports that used provocative language to suggest that UMC had made a huge mistake in its financial reporting. Also, we think it is reasonable to question the appropriateness of any disciplinary measures from the FSC with regard to “timely” reporting of “major” company news, considering that the FSC has not provided any professional and consistent definition for these terms. In this particular case, we were most surprised by the comments of the FSC spokesperson, who was heard inciting investors to independently take legal action against a listed company under its regulation. This surely is an unprecedented occurrence in the annals of stock exchange regulatory history. Moreover, since the stock price has strongly rebounded since the 14th of December, we are not sure for what crime the FSC spokesperson would like UMC investors to take legal action.

UMC has always been managed under an extremely strict ethical code. For example, we have never allowed close relatives of employees to enter the company, and a declaration must be made before they can be involved in any busy transactions with the company. UMC has also demanded that its management team behaves in private in a manner that reflects well on the company as a whole. Since our team of professional managers has taken control of the board of directors, we have reduced the compensation for directors and supervisors from 5% of profits to

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only 0.1%, the lowest among listed companies in Taiwan. Considering all of these positive factors, we believe that UMC should be considered a model of today’s transparent, upstanding organization.

3.	Countermeasures: none

4.	Any other matters that need to be specified: none

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Exhibit 99.7

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/12/27~2005/12/29

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 850,000 shares; average unit price: $379.82 NTD; total amount: $322,848,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $313,176,887 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 53,976,272 shares; amount: 614,130,146 NTD; percentage of holdings: 6.25%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 17.06% ratio of shareholder’s equity: 20.61%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.8

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/12/30~2006/01/04

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 860,000 shares; average unit price: $398.21 NTD; total amount: $342,462,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $332,677,609 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 53,116,272 shares; amount: 604,345,255 NTD; percentage of holdings: 6.15%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 12.82% ratio of shareholder’s equity: 15.48%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.9

To announce related materials on disposal of the common shares of Samson Holding Ltd

1.	Name of the securities: Common shares of Samson Holding Ltd

2.	Trading date: 2005/12/19~2006/01/06

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 25,938,000 shares; Unit price: $3.51 HKD total amount: $91,050,949 HKD, approximately $378,593,730 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $65,893,545 NTD

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 23,682,000 shares; amount: $285,500,706 NTD; percentage of holdings: 0.86%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 12.76% ratio of shareholder’s equity: 15.41%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financial operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.10

United Microelectronics Corporation

January 9, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
December	Invoice amount	7,664,749	7,578,327	86,422	1.14%
2005	Invoice amount	87,469,386	118,208,012	-30,738,626	-26.00%
December	Net sales	9,018,427	8,883,775	134,652	1.52%
2005	Net sales	90,775,439	117,311,840	-26,536,401	-22.62%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	39,531,718
UMC’s subsidiaries	22,708	23,157	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	-6,240	2,931,760	79,063,435
UMC’s subsidiaries	0	0	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	15,000,000
Net Profit from Fair Value	0	(730,191)
Written-off Trading Contracts	35,413,823
Realized profit (loss)	(415,155)

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	977,856
Net Profit from Market Value	2,290
Written-off Trading Contracts	719,645
Realized profit (loss)	42,518

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Exhibit 99.11

Change for the Company’s Independent Accountant

1.	Date of occurrence of the event: 2006/01/12

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company) : Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

The Company’s Independent Accountants were Kim Chang and M.Y. Lee from Diwan, Ernst and Young. Due to the job rotation with Diwan, Ernst and Young, the Independent Accountants for financials statements ended 2004 and 2005 are changed to James Wang and M.Y. Lee.

6.	Countermeasures: none

7.	Any other matters that need to be specified: none

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Exhibit 99.12

United Microelectronics Corporation

For the month of December, 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of December, 2005.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of November 30, 2005	Number of shares held as of December 31, 2005	Changes
Director	Peter Chang	11,911,601	10,000,000	(1,911,601	)*
Director	Hon-Jen Wu	3,308,778	3,000,000	(308,778	)*
Director	Frank Wen	8,338,121	7,000,000	(1,338,121	)*
Vice President	Nick Nee	4,670,568	4,370,568	(300,000)
Vice President	I J Wu	12,767,039	12,727,039	(40,000)
Vice President	Chung Lee	536,468	506,468	(30,000)

Note: Dividends transferred to beneficiaries of trust accounts

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of November 30, 2004	Number of shares pledge as of December 31, 2005	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	December	2005
Semiconductor Manufacturing Equipment	3,324,331	18,298,984
Fixed assets	0	221,689

4)	The disposition of assets (NT$ Thousand)

Description of assets	December	2005
Semiconductor Manufacturing Equipment	6,639	117,131
Fixed assets	0	0